              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                   -------------------------

                         SCHEDULE 13G
                        AMENDMENT NO. 2



    Information statement pursuant to Rules 13d-1 and 13d-2
           Under the Securities Exchange Act of 1934



                     EMERITUS CORPORATION
 ------------------------------------------------------------
                       (Name of Issuer)

                COMMON STOCK, $.0001 PAR VALUE
 ------------------------------------------------------------
                (Title of Class of Securities)

                         291005 10 6
 ------------------------------------------------------------
             (CUSIP Number of Class of Securities)









Check the following box if a fee is being paid with this statement. ( )
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)


                         Page 1 of 13
            An Index of Exhibits Appears on Page 13

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                         SCHEDULE 13G
CUSIP No.              AMENDMENT NO. 2       Page 2 of 13 Pages
291005 10 6

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Daniel R. Baty


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  ( )
                                             (b)    ( )

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

              5    SOLE VOTING POWER

NUMBER OF          2,978,495(1)
SHARES        6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY           None
EACH          7    SOLE DISPOSITIVE POWER
REPORTING
PERSON             2,978,495(1)
WITH          8    SHARED DISPOSITIVE POWER

                   None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,978,495(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   ( )

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     27.1%

12   TYPE OF REPORTING PERSON*

     IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         Page 2 of 13
            An Index of Exhibits Appears on Page 13



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                   NOTES TO SCHEDULE 13G FOR
                        DANIEL R. BATY


(1) Daniel R. Baty owns 449,095 shares of Common Stock, which includes 30,000 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,529,400 shares of Common Stock.
     Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and the general partner of B.F., Limited Partnership, which Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and, through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership.

                         Page 3 of 13
            An Index of Exhibits Appears on Page 13


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CUSIP No.                SCHEDULE 13G        Page 4 of 13 Pages
291005 10 6            AMENDMENT NO. 2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B.F., Limited Partnership


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  ( )
                                             (b)   ( )

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Washington

              5    SOLE VOTING POWER

NUMBER OF          2,529,400(1)
SHARES        6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY           None
EACH          7    SOLE DISPOSITIVE POWER
REPORTING
PERSON             2,529,400(1)
WITH          8    SHARED DISPOSITIVE POWER

                   None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,529,400(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   ( )

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     23.1%

12   TYPE OF REPORTING PERSON*

     OO

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         Page 4 of 13
            An Index of Exhibits Appears on Page 13



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                   NOTES TO SCHEDULE 13G FOR
                   B.F., Limited Partnership


(1) Daniel R. Baty owns 449,095 shares of Common Stock, which includes 30,000 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,529,400 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and the general partner of B.F., Limited Partnership, which Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and, through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership.

                         Page 5 of 13
            An Index of Exhibits Appears on Page 13



CUSIP No.                SCHEDULE 13G        Page 6 of 13 Pages
291005 10 6            AMENDMENT NO. 2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Columbia-Pacific Group, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  ( )
                                              (b)  ( )

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Washington

              5    SOLE VOTING POWER

NUMBER OF          2,529,400(1)
SHARES        6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY           None
EACH          7    SOLE DISPOSITIVE POWER
REPORTING
PERSON             2,529,400(1)
WITH          8    SHARED DISPOSITIVE POWER

                   None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,529,400(1)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   ( )

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     23.1%

12   TYPE OF REPORTING PERSON*

     OO

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         Page 6 of 13
            An Index of Exhibits Appears on Page 13



                   NOTES TO SCHEDULE 13G FOR
                 Columbia-Pacific Group, Inc.


(1) Daniel R. Baty owns 449,095 shares of Common Stock, which includes 30,000 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership, a Washington limited partnership of which Mr. Baty is a limited partner, owns 2,529,400 shares of Common Stock. Mr. Baty is also sole owner of Columbia-Pacific Group, Inc., a Washington corporation and the general partner of B.F., Limited Partnership, which Mr. Baty has sole voting and dispositive power with respect to the shares that he owns and, through Columbia-Pacific Group, Inc., the shares that are owned by B.F., Limited Partnership.

                         Page 7 of 13
            An Index of Exhibits Appears on Page 13

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CUSIP No.                SCHEDULE 13G        Page 8 of 13 Pages
291005 10 6            AMENDMENT NO. 2

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B.F.P., L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  ( )
                                             (b)   ( )

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Washington

              5    SOLE VOTING POWER

NUMBER OF          None
SHARES        6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY           None
EACH          7    SOLE DISPOSITIVE POWER
REPORTING
PERSON             None
WITH          8    SHARED DISPOSITIVE POWER

                   None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   ( )

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     None

12   TYPE OF REPORTING PERSON*

     OO

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

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            An Index of Exhibits Appears on Page 13



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Item 1(a).  Name of Issuer.

     This Schedule 13G relates to Emeritus Corporation, a
Washington corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive
     Offices:

     The Company's principal executive offices are located at 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121.

Item 2(a).  Name of Person Filing.

     This Schedule 13G relates to Daniel R. Baty, B.F.,
Limited Partnership, Columbia-Pacific Group, Inc. and B.F.P.,
L.L.C.

Item 2(b).  Address of Principal Business Office.

     The business address of Daniel R. Baty and Columbia Pacific Group, Inc. is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121, the business address of B.F., Limited Partnership. is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121 and the business address of B.F.P., L.L.C. is 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121.

Item 2(c).  Citizenship.

     Mr. Baty is a United States citizen, B.F., Limited
Partnership is a Washington limited partnership, Columbia-
Pacific Group, Inc. is a Washington corporation and B.F.P.,
L.L.C. is a Washington limited liability company.

Item 2(d).  Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $.0001 par value per share (the "Common Stock").

Item 2(e).  CUSIP Number.

     The CUSIP Number for the Company's Common Stock is 291005
10 6.

Item 3.  If this statement is filed pursuant to Rules 13d-
     1(b) or 13d-2(b), check whether the person filing is a:

   (a) ( )Broker or dealer registered under Section 15 of the Act,


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   (b) ( )Bank as defined in Section 3(a)(6) of the Act,

   (c) ( )Insurance Company as defined in Section 3(a)(19) of the Act,

   (d) ( )Investment Company registered under Section 8 of the Investment Company Act,

   (e) ( )Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

   (f) ( )Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
          Income Security Act of 1974 or Endowment Fund,

   (g) ( )Parent Holding Company, in accordance with Rule 13d-
          1(b)(ii)(G),

   (h) ( )Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                        Not applicable.

Item 4.  Ownership.

     Daniel R. Baty owns 449,095 shares of Common Stock, which includes 30,000 shares of Common Stock issuable upon the exercise of options, and B.F., Limited Partnership., a Washington limited partnership of which Columbia-Pacific Group, Inc. is the general partner and Mr. Baty is a limited partner, owns 2,529,400 shares of Common Stock. Mr. Baty has sole voting and dispositive power with respect to all such shares, which constitute 27.1% of the outstanding shares of Common Stock of the Company.

     B.F., Limited Partnership has sole voting and dispositive power with respect to the 2,529,400 shares that it owns, which constitute 23.1% of the outstanding shares of Common Stock of the Company.

Item 5.  Ownership of Five Percent or Less of a Class.

     B.F.P., L.L.C, as of January 7, 1997, has ceased to be the beneficial owner of the Common Stock of the Company.

Item 6.  Ownership of More than Five Percent on Behalf of
     Another Person.

     Not applicable.


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            An Index of Exhibits Appears on Page 13

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Item 7.  Identification and Classification of the
     Subsidiary Which Acquired the Security Being
     Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.
                         Page 11 of 13
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                           SIGNATURE

     The undersigned, after reasonable inquiry and to their best knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct and agree that this statement is filed on behalf of each of them.

     Dated:     February 17, 1998


                      /s/ Daniel R. Baty
                      ------------------
                        Daniel R. Baty




                              Columbia-Pacific Group, Inc.

                              By /s/ Daniel R. Baty
                                 ----------------------------
                                  Daniel R. Baty, President



                              B.F., Limited Partnership

                              By   Columbia-Pacific Group,
                                   Inc.
                                   ---------------------------
                              Its  General Partner
                                   ---------------------------


                               By /s/ Daniel R. Baty
                                  ----------------------------
                                    Daniel R. Baty, President


                         Page 12 of 13
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

                         EXHIBIT INDEX



     Statement required by reporting persons pursuant to Rule 13d-1(f)(1) (see signature page).




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            An Index of Exhibits Appears on Page 13